UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K/A

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Affimed N.V. (“Affimed” or the “Company”) is filing this amendment on Form 6-K/A to its Form 6-K originally filed on October 9, 2018 to update certain information contained therein.  On October 12, 2018, the Company received a formal notification from the U.S. Food and Drug Administration (FDA) that the regulatory agency has concurred with Affimed’s decision to stop recruitment as announced on October 8, 2018 and formally placed the AFM11 investigational new drug (IND) application on full clinical hold. Affimed will continue to comply with FDA and other global health authorities’ requests for information as may be required to complete a full evaluation and resolve the clinical hold.

INCORPORATION BY REFERENCE

This Report on Form 6-K/A shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-207235) and Form S-8 (Registration Numbers 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, October 16, 2018.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer